02060976

SUPPL

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL
DEC 5 2002

Your reference File No. 82-5089
Our reference AC/ih
Date December 4, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Announces Changes at Centre" dated December 4, 2002

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

Andres Christen
per I. Habegger

Enclosure

dlw 1/13

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Announces Changes at Centre

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, December 4, 2002 - Zurich Financial Services has determined, after a thorough review of the activities of its subsidiary group of companies, Centre, that Centre will no longer write new credit enhancement business, while it will continue to support its existing book of credit enhancement business.

The structured finite risk insurance and reinsurance business of Centre, however, will continue to be a core function of the Zurich Group. Centre will continue to offer innovative and highly customized solutions in the property and casualty and the life and health areas to its clients in the North America (including Bermuda), United Kingdom and Continental European Markets.

Consistent with this decision, Centre's finite risk insurance and reinsurance business will report to the Zurich North America business division as one of its major operating business units. Centre had previously reported on a separate basis.

James J. Schiro, Chief Executive Officer of Zurich, said, "The decision to exit the credit enhancement business, which was non-core and no longer met our internal hurdle rate, underlines our commitment to focus on core markets and core insurance-based products that provide sustained profitability."

ZURICH
FINANCIAL SERVICES

John Amore, Chief Executive Officer of Zurich North America, added, "I look forward to the close cooperation between the Centre management team and our other business units, which will bring the best products and solutions to our clients. The joined team will be in a very good position to take advantage of excellent market opportunities that will contribute to the strong performance of this unit."

In line with the emphasis on Centre's core life and non-life businesses, Joel Klaassen, previously a Senior Vice President of Centre and member of its Executive Committee, has been appointed President and Chief Executive Officer of Centre. He will report to John Amore.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:

Shannon Bell
Zurich Financial Services, Public Relations
New York
Phone +1 212 871 1621

Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN